EXHIBIT 99.1

B2Gold Reports Q1 2026 Results

Strong operating performance across all operations led to higher than expected gold production, lower than expected costs, and robust free cash flow in the first quarter of 2026

VANCOUVER, British Columbia, May 06, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2026. All dollar figures are in United States dollars unless otherwise indicated.

2026 First Quarter Highlights

  Gold production of 237,763 ounces: Total gold production in the first quarter of 2026 was 237,763 ounces. All operations exceeded expected production in the first quarter.

  Consolidated cash operating costs of $1,005 per gold ounce produced: Consolidated cash operating costs (see “Non-IFRS Measures”) were $1,005 per gold ounce produced ($846 per gold ounce sold) during the first quarter of 2026. Cash operating costs per ounce produced for the first quarter of 2026 were better than expected mainly as a result of higher than expected gold production.

  Consolidated all-in sustaining costs of $1,964 per gold ounce sold: Consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,964 per gold ounce sold during the first quarter of 2026. Consolidated all-in sustaining costs for the first quarter of 2026 were better than expected as a result of lower than anticipated production costs, higher than planned gold ounces sold, and lower than expected sustaining capital expenditures.

  Attributable net income of $0.15 per share; adjusted attributable net income of $0.19 per share: Net income attributable to the shareholders of the Company of $200 million, or $0.15 per share; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $260 million, or $0.19 per share.

  Operating cash flow before working capital adjustments of $386 million and free cash flow of $362 million: Cash flow provided by operating activities before working capital adjustments of $386 million, and free cash flow (see “Non-IFRS Measures”) of $362 million in the first quarter of 2026.

  Strong financial position and liquidity: At March 31, 2026, the Company had cash and cash equivalents of $479 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $171 million. During the first quarter of 2026, the Company repaid a net $75 million on the Company's $800 million revolving credit facility (“RCF”). Subsequent to quarter end, on April 24, 2026, the Company repaid the full outstanding $75 million balance on the RCF, leaving the full $800 million available for future draw downs.

  Leadership transition: On February 23, 2026, the Company announced that, as part of the Company's leadership succession planning, Mr. Clive Johnson has decided to retire from his role as President, Chief Executive Officer (“CEO”) and Director of the Company effective June 4, 2026. The Board of Directors named Mike Cinnamond, Senior Vice President, Finance and Chief Financial Officer of B2Gold, to succeed Mr. Johnson as President and CEO and replace Mr. Johnson on the Board of Directors. In recognition and appreciation of his unique and important role as a founder and his invaluable contributions to the Company, Mr. Johnson will be named Chair Emeritus of B2Gold.

  Repurchased $80 million of shares under the Company's normal course issuer bid (“NCIB”): During the first quarter of 2026, the Company repurchased 16 million shares for $80 million under the prior NCIB. Subsequent to quarter end, the Company repurchased and cancelled an additional 4 million shares for $18 million.

  Renewed the Company's NCIB for 10% of the public float: On April 1, 2026, the Toronto Stock Exchange accepted the notice of B2Gold's intention to renew its NCIB. The renewed NCIB commenced on April 3, 2026 and will expire no later than April 2, 2027. The renewed TSX approval allows the Company to purchase up to 132,662,594 common shares of B2Gold representing 10% of the public float as of March 20, 2026.

  Sold 70% interest in Fingold Ventures Ltd. (“Fingold”) to Agnico Eagle Mines Ltd. (“Agnico Eagle”) for $325 million: On April 23, 2026, B2Gold announced that it had closed the sale of its 70% interest in Fingold to Agnico Eagle for cash consideration of $325 million.

  Agreed to Nunavut collaboration agreement with Agnico Eagle: On April 20, 2026, the Company announced that B2Gold and Agnico Eagle agreed to enter into a collaboration agreement focused on knowledge sharing and cooperation across their respective operations in Nunavut, Canada (the “Nunavut Collaboration Agreement”). The agreement is intended to leverage the complementary experience, best practices and expertise of both companies operating in northern arctic environments. The agreement will not involve any transfer of ownership interests or integration of activities and is non-exclusive in nature.

  Q2 2026 dividend of $0.02 per share declared: On May 6, 2026, B2Gold's Board of Directors declared a cash dividend for the second quarter of 2026 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on June 23, 2026, to shareholders of record as of June 10, 2026.

First Quarter 2026 Results

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	1,158,655	532,107
Net income ($ in thousands)	205,550	62,564
Earnings per share – basic(1) ($/ share)	0.15	0.04
Earnings per share – diluted(1) ($/ share)	0.14	0.04
Cash provided by operating activities ($ thousands)	539,481	178,788
Average realized gold price ($/ ounce)	4,193	2,892
Adjusted net income(1)(2) ($ in thousands)	259,877	121,850
Adjusted earnings per share(1)(2) – basic ($)	0.19	0.09
Free cash flow(2) ($ in thousands)	361,800	(6,925)
Consolidated operations results:
Gold sold (ounces)	276,346	183,998
Gold produced (ounces)	237,763	192,752
Production costs ($ in thousands)	233,838	161,994
Cash operating costs(2) ($/ gold ounce sold)	846	880
Cash operating costs(2) ($/ gold ounce produced)	1,005	832
Total cash costs(2) ($/ gold ounce sold)	1,403	1,113
All-in sustaining costs(2) ($/ gold ounce sold)	1,964	1,533

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2026, the Company had cash and cash equivalents of $479 million (December 31, 2025 - $380 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $171 million (December 31, 2025 - $68 million). During the first quarter of 2026, the Company repaid a net $75 million on the Company's $800 million RCF, leaving $725 million remaining available for future draw downs. Subsequent to March 31, 2026, on April 24, 2026, the Company repaid the full outstanding $75 million balance on the RCF.

Second Quarter 2026 Dividend

On May 6, 2026, B2Gold’s Board of Directors declared a cash dividend for the second quarter of 2026 (the “Q2 2026 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on June 23, 2026, to shareholders of record as of June 10, 2026.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q2 2026 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	734,850	254,667
Gold sold (ounces)	152,356	87,808
Average realized gold price ($/ ounce)	4,823	2,900
Tonnes of ore milled	2,546,948	2,446,671
Grade (grams/ tonne)	1.56	1.31
Recovery (%)	91.7	91.5
Gold production (ounces)	117,450	93,805
Production costs ($ in thousands)	111,003	89,025
Cash operating costs(1) ($/ gold ounce sold)	729	1,014
Cash operating costs(1) ($/ gold ounce produced)	950	965
Total cash costs(1) ($/ gold ounce sold)	1,590	1,350
All-in sustaining costs(1) ($/ gold ounce sold)	1,955	1,937
Capital expenditures ($ in thousands)	47,085	64,003
Exploration ($ in thousands)	—	—

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area comprised of the consolidated Menankoto permit and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers (“km”) from the Fekola Mine.

For the first quarter of 2026, production from the Fekola Mine was 117,450 ounces of gold, higher than expected due to higher than planned throughput. For the first quarter of 2026, mill feed grade was 1.56 grams per tonne (“g/t”), mill throughput was 2.55 million tonnes, and gold recovery averaged 91.7%.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $950 per ounce produced ($729 per gold ounce sold). Cash operating costs per ounce produced for the first quarter of 2026 were in line with expectations as higher than anticipated gold production was mostly offset by higher than planned mining costs resulting from changes in the mining sequence.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,955 per gold ounce sold, lower than expected. All-in sustaining costs per gold ounce sold for the first quarter of 2026 were lower than anticipated due to higher gold ounces sold, lower than planned sustaining capital expenditures and slightly lower than expected royalties expense per gold ounce sold as a result of a lower than budgeted realized gold price. The lower sustaining capital expenditures for the first quarter of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026.

Capital expenditures for the Fekola Mine in the first quarter of 2026 totalled $47 million primarily consisting of $25 million for deferred stripping, $9 million for mobile equipment rebuilds and $5 million for Fekola underground development. Capital expenditures for Fekola Regional in the first quarter of 2026 totalled $16 million, primarily related to mobile equipment purchases.

The Fekola Complex is expected to produce between 410,000 and 460,000 ounces of gold in 2026 at cash operating costs of between $1,060 and $1,160 per ounce produced and all-in sustaining costs of between $2,670 and $2,820 per ounce sold. Fekola Regional is anticipated to contribute between 60,000 and 80,000 ounces to the Fekola Complex gold production in 2026 through the trucking of open pit ore to the Fekola mill once the exploitation permit has been received. The Company expects to meet the Fekola Complex production guidance range for the year, provided an exploitation permit for Fekola Regional is received by the end of June 2026. All-in sustaining cost guidance for the Fekola Complex is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $410 million or approximately $910 per ounce sold. Each $100 per ounce change in the gold price is expected to impact the Fekola Complex all-in sustaining costs by approximately $23 per ounce.

Goose Mine - Canada

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	219,527	—
Gold sold (ounces)	44,445	—
Average realized gold price ($/ ounce)	4,939	—
Tonnes of ore milled	180,184	—
Grade (grams/ tonne)	7.92	—
Recovery (%)	93.5	—
Gold production (ounces)	42,876	—
Production costs ($ in thousands)	64,278	—
Cash operating costs(1) ($/ gold ounce sold)	1,446	—
Cash operating costs(1) ($/ gold ounce produced)	1,653	—
Total cash costs(1) ($/ gold ounce sold)	1,540	—
All-in sustaining costs(1) ($/ gold ounce sold)	2,806	—
Capital expenditures ($ in thousands)	70,675	—
Exploration ($ in thousands)	6,418	—

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Back River Gold District consists of eleven mineral claims blocks along an 80 km belt and contains the most advanced asset in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the district in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long life mining complex.

For the first quarter of 2026, production from the Goose Mine was 42,876 ounces of gold, higher than expected. Gold production in the first quarter of 2026 was higher than anticipated as higher grade and gold recovery more than offset the lower throughput. For the first quarter of 2026, mill feed grade was 7.92 g/t, mill throughput was 0.18 million tonnes, and gold recovery averaged 93.5%.

The Goose Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,653 per gold ounce produced ($1,446 per gold ounce sold), lower than expected. Cash operating costs per ounce produced for the first quarter of 2026 were lower than anticipated due to lower than planned underground mining and site general costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $2,806 per gold ounce sold, lower than expected. All-in sustaining costs for the first quarter of 2026 were lower than anticipated due to higher gold ounces sold, and lower than planned sustaining capital expenditures. The lower sustaining capital expenditures for the first quarter of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026. Higher than expected gold ounces sold in the first quarter of 2026 were the result of both higher production and shipment timing.

Capital expenditures in the first quarter of 2026 totalled $71 million primarily consisting of $23 million of ongoing site construction activities, $17 million for deferred stripping, $10 million for Umwelt underground development, $11 million for site infrastructure and civil projects and approximately $3 million for mobile equipment purchases.

On April 17, 2026, the Company announced that a fire had occurred in certain areas of the crushing circuit at the Goose Mine in the evening of April 16, 2026. No injuries were reported and no medical treatment was required related to the fire. The fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility. A preliminary revised mill processing plan has been developed for the second quarter of 2026 based on the use of the existing mobile crushers to feed crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. An additional mobile crusher has been sourced and is expected to be transported to site in the second quarter of 2026 to supplement the existing mobile crushers currently at the Goose Mine. The Company estimates that repairs will be completed in the third quarter of 2026 at a cost of approximately $7 million.

These repairs will coincide with first phase of the upgrades to the Goose Mine crushing circuit comprised of the previously announced addition of a run-of-mine bin and apron feeder, plus a new larger jaw crusher and rock breaker. These repairs are scheduled to be implemented in the third quarter of 2026. The total cost of the first phase of crushing circuit upgrades is expected to be approximately $11 million. B2Gold reiterates its previously disclosed estimate that the Goose Mine crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026, as a result of the first phase of upgrades. Additionally, based on the studies conducted to date, the Company has identified a second phase of crushing circuit upgrades, that are scheduled to be implemented in the first half of 2027, in order to increase the name-plate capacity of the crushing circuit and enable it to run at an average rate of 4,000 tonnes per day. The total cost of the second phase of crushing circuit upgrades is anticipated to be between $20 million and $30 million, which will be further refined upon completion of detailed engineering that is already underway. The second phase of crusher upgrades include the installation of larger cone crushers, additional surge bins and feeders to optimize crusher performance, and upgraded conveyors to support higher throughput.

The Goose Mine is expected to produce between 170,000 and 230,000 ounces of gold in 2026, at cash operating costs of between $1,610 and $1,810 per ounce and all-in sustaining costs of between $2,670 and $2,970 per ounce. All-in sustaining cost guidance for the Goose Mine is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $16 million, or approximately $75 per ounce sold. Due to the impact to the crushing circuit related to the fire, production in the second quarter is expected to continue at a lower level than previously anticipated due to lower throughput rates of crushed ore. The previous internal forecast for gold production at the Goose Mine was approximately 29,000 ounces in the second quarter of 2026. The Company now forecasts gold production in the second quarter of 2026 of between 18,000 to 20,000 ounces, a reduction of approximately 10,000 ounces. Over the medium term, B2Gold still expects gold production to average 300,000 ounces per year at the Goose Mine.

Goose Mine Opportunities

On April 20, 2026, the Company announced that B2Gold and Agnico Eagle have agreed to enter into a collaboration agreement related to their respective gold mining operations located in Nunavut, Canada. The Nunavut Collaboration Agreement is expected to establish a framework for the two companies to share operational knowledge and best practices across key areas, including mining and processing operations in arctic environments, logistics and procurement, operational planning, exploration planning, human resources, health and safety and environmental management. The Nunavut Collaboration Agreement is intended to enhance operational effectiveness while supporting responsible mining in Nunavut, reflecting both companies’ shared commitment to continuous improvement, sustainability and constructive engagement and partnership with local communities and stakeholders.

Significant exploration potential remains across the Back River Gold District, with a total of $46 million budgeted for exploration in 2026. The Company's exploration programs have historically been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources in 2026.

In addition, work continues on the optimization study for the Goose Mine, including the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could expand mill throughput capacity up to 6,000 tpd. This study is also expected to reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

Once the study is completed, the Company will assess whether to pursue the mill expansion. This assessment is expected to include consideration of whether the Company should postpone any expenditures to increase Goose Mine milling capacity in favor of potential future capital development at the George Property and other Back River Gold District regional targets.

In connection with this assessment, B2Gold will also be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any proposed optimization of the Goose Mine provides benefits to all stakeholders.

Masbate Mine – The Philippines

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	229,326	129,393
Gold sold (ounces)	46,926	44,450
Average realized gold price ($/ ounce)	4,887	2,911
Tonnes of ore milled	2,289,948	2,278,032
Grade (grams/ tonne)	0.95	0.83
Recovery (%)	75.6	75.9
Gold production (ounces)	52,908	46,369
Production costs ($ in thousands)	29,115	38,016
Cash operating costs(1) ($/ gold ounce sold)	620	855
Cash operating costs(1) ($/ gold ounce produced)	656	833
Total cash costs(1) ($/ gold ounce sold)	881	1,021
All-in sustaining costs(1) ($/ gold ounce sold)	1,254	1,206
Capital expenditures ($ in thousands)	15,919	7,733
Exploration ($ in thousands)	408	420

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with the first quarter of 2026 gold production of 52,908 ounces, higher than expected. Gold production in the first quarter of 2026 was higher than anticipated primarily as a result of higher ore grade due to favorable grade variance in ore mined from the Main Vein and Blue Quartz pits. For the first quarter of 2026, mill feed grade was 0.95 g/t, mill throughput was 2.29 million tonnes, and gold recovery averaged 75.6%.

The Masbate Mine's cash operating costs (see “Non-IFRS Measures”) for the first quarter of 2026 were $656 per ounce produced ($620 per gold ounce sold). Cash operating costs per ounce produced for the first quarter of 2026 were lower than expected as a result of higher than anticipated gold production as well as lower operating costs due primarily to lower than expected mining and processing costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,254 per gold ounce sold. All-in sustaining costs per gold ounce sold for the first quarter of 2026 were lower than expected as a result of lower than anticipated production costs per gold ounce sold.

Capital expenditures in the first quarter of 2026 totalled $16 million, primarily consisting of $9 million in mobile equipment purchases and rebuilds, $2 million for the solar plant, and $2 million for tailings storage facility construction projects.

The Masbate Mine is expected to produce between 170,000 and 190,000 ounces of gold in 2026 at cash operating costs of between $900 and $1,000 per ounce produced and all-in sustaining costs of between $1,430 and $1,580 per ounce sold. Gold production at the Masbate Mine is expected to be relatively consistent throughout 2026. All-in sustaining cost guidance for the Masbate Mine is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $45 million or approximately $240 per ounce sold.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	155,102	148,047
Gold sold (ounces)	32,619	51,740
Average realized gold price ($/ ounce)	4,755	2,861
Tonnes of ore milled	736,566	843,057
Grade (grams/ tonne)	1.06	1.96
Recovery (%)	98.1	98.8
Gold production (ounces)	24,529	52,578
Production costs ($ in thousands)	29,442	34,953
Cash operating costs(1) ($/ gold ounce sold)	903	676
Cash operating costs(1) ($/ gold ounce produced)	896	594
Total cash costs(1) ($/ gold ounce sold)	1,094	790
All-in sustaining costs(1) ($/ gold ounce sold)	1,327	916
Capital expenditures ($ in thousands)	7,213	3,607
Exploration ($ in thousands)	1,295	1,831

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 24,529 ounces of gold in the first quarter of 2026, higher than expected. The higher than anticipated production in the first quarter of 2026 is primarily due to higher than expected average ore grade partially offset by slightly lower than planned throughput due to some mill repairs in the period. For the first quarter of 2026, mill feed grade was 1.06 g/t, mill throughput was 0.74 million tonnes, and gold recovery averaged 98.1%.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $896 per gold ounce produced ($903 per ounce gold sold). Cash operating costs per ounce produced for the first quarter of 2026 were lower than expected as a result of higher than anticipated gold production and lower than planned underground mining costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,327 per gold ounce sold. All-in sustaining costs per gold ounce sold were lower than expected as a result of lower than anticipated cash costs per ounce sold and lower than planned sustaining capital expenditures. The lower sustaining capital expenditures for the first quarter of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026.

Capital expenditures for the first quarter of 2026 totalled $7 million, consisting mainly of $4 million for Antelope development and $3 million for Wolfshag underground development.

The Otjikoto Mine is expected to produce between 70,000 and 90,000 ounces of gold in 2026 at cash operating costs of between $1,200 and $1,300 per ounce produced and all-in sustaining costs of between $1,830 and $1,980 per ounce sold. All-in sustaining cost guidance for the Otjikoto Mine is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $17 million or approximately $200 per ounce sold.

Gramalote Project Development

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellín, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership in 2023, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t, with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life of mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after-tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price. A long-term gold price assumption of $3,300 per ounce results in an after-tax net present value of $1,716 million and an internal rate of return of 33.5%.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in December 2025 and the Modified Environmental Impact Study was submitted in March 2026, with completion of the modification process expected to take approximately twelve months. In conjunction with these permit modifications, resettlement construction is under way and the Company expects to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment and optimization of the Gramalote Project remains ongoing.

The Gramalote Project has a budget of $61 million for 2026, to continue to de-risk the project, including $35 million to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Outlook

The Company is pleased with its very positive first quarter of 2026 operating and financial results. Consolidated production was 237,763 ounces of gold with the Fekola, Goose, Masbate and Otjikoto mines all surpassing expectations. The higher than expected production helped drive significantly lower than planned consolidated cash operating and all-in sustaining cost performance. Consolidated gold production for 2026 is expected to be between 820,000 and 970,000 ounces.

The execution of the Company’s operating plan for 2026 includes completing phase one of the planned Goose Mine crusher upgrades as well as commencement of mining at Fekola Regional upon receipt of an exploitation permit. In tandem with delivery of these planned objectives, the Company expects 2026 to be a significant year for free cash flow growth, including $362 million of free cash flow generated in the first quarter of 2026. On April 23, 2026, the Company completed the sale of its 70% interest in Fingold, which holds several claims in Northern Finland, in exchange for $325 million in cash, further strengthening the Company's financial position. The Company is well placed to complete its budgeted capital and exploration activities for 2026, manage its financial commitments and continue to return capital to its shareholders. In addition to paying a dividend at a yield consistent with its peer group, the Company has continued to repurchase shares under its NCIB program. The Company has already repurchased 20 million shares to date in 2026 for a total of $98 million, and expects to repurchase further amounts as the year progresses.

The Company's operations continue to maintain normal levels of fuel supplies despite global challenges. Fuel supply at the Fekola Complex in Mali has been uninterrupted and remains at normal levels. The Company is in the process of expanding the Fekola Mine's diesel storage capabilities by approximately 20%. The fuel supply at the Goose Mine for 2026 and the first quarter of 2027 was purchased during the third quarter of 2025 and delivery down the winter ice road was completed in April 2026. For the Masbate Mine in the Philippines, the Company has been able secure a guaranteed supply contract for the next three months. The Otjikoto Mine in Namibia draws power from the national grid and has significantly decreased its diesel consumption with the move to underground mining in the fourth quarter of 2025. The Company's solar projects at the Fekola, Masbate and Otjikoto mines provide these operations with a source of power that is not impacted by changes in fuel prices. The Company has approximately 36% of its remaining 2026 fuel needs hedged at or below budget prices.

On April 20, 2026, the Company announced that B2Gold and Agnico Eagle have agreed to enter into a collaboration agreement related to their respective gold mining operations located in Nunavut, Canada. The Nunavut Collaboration Agreement is expected to establish a framework for the two companies to share operational knowledge and best practices across key areas, including mining and processing operations in arctic environments, logistics and procurement, operational planning, exploration planning, human resources, health and safety and environmental management. The Nunavut Collaboration Agreement is intended to enhance operational effectiveness while supporting responsible mining in Nunavut, reflecting both companies’ shared commitment to continuous improvement, sustainability and constructive engagement and partnership with local communities and stakeholders.

We continue to assess development opportunities and projects which we can put our proven internal mine construction team to work on. Development opportunities being assessed include our wholly-owned Gramalote Project in Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in January 2026 and the Modified Environmental Impact Study was submitted in March 2026. Completion of the process is expected to take approximately twelve months. In conjunction with these permit modifications, the Company also intends to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

First Quarter 2026 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, May 7, 2026, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  International: +1 (647) 846-2419
  Web Phone: access link

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 3336942. All other callers: +1 (412) 317-0088, replay access code 3336942.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; total consolidated gold production of between 820,000 and 970,000 ounces in 2026, with cash operating costs of between $1,155 and $1,280 per ounce and all-in sustaining costs of between $2,400 and $2,580 per ounce; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year over the medium-term; the timeline and cost for repairs of the Goose crushing circuit damaged by the fire and the interim ability to utilize mobile crushers to maintain the planned production profile; the first phase of the crushing circuit upgrades bring completed by the third quarter of 2026 and the costs associated therewith; the second phase of the crushing circuit upgrades bring completed in the first half of 2027 and the costs associated therewith; upon completion of the first and second phase of the crusher circuit upgrades noted the potential for crushing capacity to be increased to an average of 4,000 tonnes per day by the end of the first half of 2027; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill generating approximately 60,000 to 80,000 ounces of gold in 2026; the potential to meet the Fekola Complex production guidance range for 2026 provided an exploitation permit for Fekola Regional is received by the end of June 2026; the potential for the Antelope deposit to be developed as an underground operation and result in Otjikoto gold production of 110,000 to 120,000 per year in 2029 through 2032; the timing and results of the optimization studies on the Goose Mine; the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Kazakhstan and other grassroots projects; the plan for Mike Cinnamond to succeed Clive Johnson as President and CEO of B2Gold on June 4, 2026; the entering into of a collaboration agreement with Agnico Eagle and the contents thereof; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31 (Expressed in thousands of United States dollars, except per share amounts) (Unaudited)

	2026	2025

Gold revenue	$1,158,655	$532,107

Cost of sales
Production costs	(233,838)	(161,994)
Depreciation and depletion	(161,236)	(89,557)
Royalties and production taxes	(153,813)	(42,806)
Total cost of sales	(548,887)	(294,357)

Gross profit	609,768	237,750

General and administrative	(16,728)	(11,802)
Share-based payments	(8,530)	(5,869)
Foreign exchange (losses) gains	(10,199)	7,214
Share of net income of associates	4,901	754
Non-recoverable input taxes	(2,668)	(6,846)
Community relations	(1,281)	(999)
Write-down of mining interests	—	(5,118)
Other expense	(7,535)	(6,251)
Operating income	567,728	208,833

Losses on derivative instruments, net	(53,817)	(43,319)
Gain on dilution of associate	24,003	—
Change in fair value of gold stream	(18,806)	(30,552)
Interest and financing expense	(18,398)	(5,723)
Interest income	3,092	3,172
Other (expense) income	(1,829)	356
Income from operations before taxes	501,973	132,767

Current income tax, withholding and other taxes	(214,345)	(86,083)
Deferred income tax (expense) recovery	(82,078)	15,880
Net income for the period	$205,550	$62,564

Attributable to:
Shareholders of the Company	$199,937	$57,587
Non-controlling interests	5,613	4,977
Net income for the period	$205,550	$62,564

Earnings per share (attributable to shareholders of the Company)
Basic	$0.15	$0.04
Diluted	$0.14	$0.04

Weighted average number of common shares outstanding (in thousands)
Basic	1,340,776	1,318,390
Diluted	1,501,295	1,469,206

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31 (Expressed in thousands of United States dollars) (Unaudited)

	2026	2025
Operating activities
Net income for the period	$205,550	$62,564
Mine restoration provisions settled	(712)	(493)
Non-cash charges, net	326,650	181,923
Delivery into prepaid sales	(145,295)	—
Changes in non-cash working capital	147,984	(14,840)
Changes in long-term inventory	920	(10,957)
Changes in long-term value added tax receivables	4,384	(39,409)
Cash provided by operating activities	539,481	178,788

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs	—	445,913
Revolving credit facility draw downs	25,000	—
Revolving credit facility repayments	(100,000)	(400,000)
Equipment loan facility draw downs	—	8,990
Equipment loan facility repayments	(2,318)	(4,402)
Interest and commitment fees paid	(8,744)	(3,494)
Cash proceeds from stock option exercises	26,953	2,231
Repurchase of common shares	(79,561)	—
Dividends paid	(26,308)	(25,552)
Principal payments on lease arrangements	(6,796)	(2,972)
Distributions to non-controlling interests	(11,530)	(8,182)
Realized loss on derivative instruments	(69,768)	—
Other	101	(4,267)
Cash (used) provided by financing activities	(252,971)	8,265

Investing activities
Capital expenditures on mining interests:
Fekola Mine	(47,085)	(64,003)
Goose Mine	(70,675)	(94,812)
Masbate Mine	(15,919)	(7,733)
Otjikoto Mine	(7,213)	(3,607)
Fekola Regional Properties	(15,922)	(3,169)
Gramalote Project	(9,177)	(6,793)
Other exploration	(11,690)	(5,596)
Redemption of short-term investments	2,286	—
Purchase of short-term investments	—	(6,072)
Funding of reclamation accounts	—	(1,421)
Purchase of long-term investments	—	(1,808)
Other	(642)	(62)
Cash used by investing activities	(176,037)	(195,076)

Increase (decrease) in cash and cash equivalents	110,473	(8,023)

Effect of exchange rate changes on cash and cash equivalents	(14,197)	1,175

Cash and cash equivalents prior to restatement for amendments to IFRS 9	380,424	—
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	2,694	—
Cash and cash equivalents, beginning of period	383,118	336,971
Cash and cash equivalents, end of period	$479,394	$330,123

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)

	As at March 31, 2026	As at December 31, 2025
Assets
Current
Cash and cash equivalents	$479,394	$380,424
Receivables, prepaids and other	82,942	58,293
Value-added and other tax receivables	43,901	63,732
Inventories	663,371	627,225
Assets classified held for sale	39,161	—
	1,308,769	1,129,674

Long-term investments	227,510	286,066
Value-added tax receivables	290,967	276,035
Mining interests	3,745,818	3,760,337
Investments in associates	127,567	98,183
Long-term inventories	140,637	177,595
Other assets	76,646	74,986
Deferred income taxes	46,716	76,440
	$5,964,630	$5,879,316
Liabilities
Current
Accounts payable and accrued liabilities	$184,375	$174,802
Current income and other taxes payable	429,187	267,073
Current portion of prepaid gold sales	144,277	285,458
Current portion of long-term debt	28,752	33,870
Current portion of derivative instruments	241,723	237,308
Current portion of gold stream obligation	28,800	24,500
Current portion of mine restoration provisions	17,447	18,114
Other current liabilities	23,686	20,131
	1,098,247	1,061,256

Long-term debt	491,135	564,440
Gold stream obligation	267,500	258,231
Mine restoration provisions	149,478	151,293
Deferred income taxes	195,532	151,343
Employee benefits obligation	24,707	25,103
Other long-term liabilities	24,560	26,134
	2,251,159	2,237,800
Equity
Shareholders’ equity
Share capital	3,603,172	3,607,005
Contributed surplus	146,945	151,218
Accumulated other comprehensive income	4,741	55,955
Retained deficit	(83,938)	(220,613)
	3,670,920	3,593,565
Non-controlling interests	42,551	47,951
	3,713,471	3,641,516
	$5,964,630	$5,879,316

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	111,003	64,278	29,115	29,442	233,838
Royalties and production taxes	131,185	4,149	12,243	6,236	153,813

Total cash costs	242,188	68,427	41,358	35,678	387,651

Gold sold (ounces)	152,356	44,445	46,926	32,619	276,346

Cash operating costs per ounce ($/ gold ounce sold)	729	1,446	620	903	846

Total cash costs per ounce ($/ gold ounce sold)	1,590	1,540	881	1,094	1,403

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	89,025	—	38,016	34,953	161,994
Royalties and production taxes	29,494	—	7,378	5,934	42,806

Total cash costs	118,519	—	45,394	40,887	204,800

Gold sold (ounces)	87,808	—	44,450	51,740	183,998

Cash operating costs per ounce ($/ gold ounce sold)	1,014	—	855	676	880

Total cash costs per ounce ($/ gold ounce sold)	1,350	—	1,021	790	1,113

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	111,003	64,278	29,115	29,442	233,838
Inventory sales adjustment	520	6,592	5,575	(7,464)	5,223

Cash operating costs	111,523	70,870	34,690	21,978	239,061

Gold produced (ounces)	117,450	42,876	52,908	24,529	237,763

Cash operating costs per ounce ($/ gold ounce produced)	950	1,653	656	896	1,005

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	89,025	—	38,016	34,953	161,994
Inventory sales adjustment	1,536	—	628	(3,746)	(1,582)

Cash operating costs	90,561	—	38,644	31,207	160,412

Gold produced (ounces)	93,805	—	46,369	52,578	192,752

Cash operating costs per ounce ($/ gold ounce produced)	965	—	833	594	832

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units (“RSUs/DSUs/PSUs/RPUs”), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	111,003	64,278	29,115	29,442	—	233,838
Royalties and production taxes	131,185	4,149	12,243	6,236	—	153,813
Corporate administration	4,308	491	609	1,283	10,037	16,728
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	—	7,512	7,512
Community relations	486	343	160	292	—	1,281
Reclamation liability accretion	653	361	332	331	—	1,677
Realized losses on derivative contracts	367	—	224	(2)	—	589
Sustaining lease expenditures	2,744	1,096	318	2,181	448	6,787
Sustaining capital expenditures(2)	47,085	47,559	15,807	3,270	—	113,721
Sustaining mine exploration(2)	—	6,418	39	241	—	6,698

Total all-in sustaining costs from commercial production	297,831	124,695	58,847	43,274	17,997	542,644

Gold Sold (ounces)	152,356	44,445	46,926	32,619	—	276,346

All-in sustaining cost per ounce ($/ gold ounce sold)	1,955	2,806	1,254	1,327	—	1,964

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	47,085	70,675	15,919	7,213	140,892
Site infrastructure construction	—	(23,116)	—	—	(23,116)
Antelope development costs	—	—	—	(3,943)	(3,943)
Other	—	—	(112)	—	(112)

Sustaining capital expenditures	47,085	47,559	15,807	3,270	113,721

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	6,418	408	1,295	8,121
Non-sustaining exploration	—	—	(369)	(1,054)	(1,423)

Sustaining mine exploration	—	6,418	39	241	6,698

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	89,025	—	38,016	34,953	—	161,994
Royalties and production taxes	29,494	—	7,378	5,934	—	42,806
Corporate administration	2,937	—	527	1,349	6,989	11,802
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	15	—	—	—	3,538	3,553
Community relations	482	—	102	415	—	999
Reclamation liability accretion	615	—	345	263	—	1,223
Realized losses on derivative contracts	113	—	39	23	—	175
Sustaining lease expenditures	919	—	316	340	427	2,002
Sustaining capital expenditures(2)	46,526	—	6,862	3,607	—	56,995
Sustaining mine exploration(2)	—	—	16	493	—	509

Total all-in sustaining costs	170,126	—	53,601	47,377	10,954	282,058

Gold sold (ounces)	87,808	—	44,450	51,740	—	183,998

All-in sustaining cost per ounce ($/ gold ounce sold)	1,937	—	1,206	916	—	1,533

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	64,003	—	7,733	3,607	75,343
Fekola underground	(17,477)	—	—	—	(17,477)
Other	—	—	(871)	—	(871)

Sustaining capital expenditures	46,526	—	6,862	3,607	56,995

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	—	420	1,831	2,251
Regional exploration	—	—	(404)	(1,338)	(1,742)

Sustaining mine exploration	—	—	16	493	509

Adjusted net income and adjusted earnings per share - basic

“Adjusted net income” and “adjusted earnings per share – basic” are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended
	March 31,
	2026	2025
	$	$

Net income attributable to shareholders of the Company for the period:	199,937	57,587

Adjustments for non-recurring and significant recurring non-cash items:
Gain on dilution of associate	(24,003)	—
Unrealized (gains) losses on derivative instruments	(16,540)	50,875
Change in fair value of gold stream	18,806	30,552
Realized gain on total return swap	—	(7,731)
Write-down of mining interests	—	5,118
Deferred income tax expense (recovery)	81,677	(14,551)

Adjusted net income attributable to shareholders of the Company for the period	259,877	121,850

Basic weighted average number of common shares outstanding (in thousands)	1,340,776	1,318,390

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.19	0.09

Free cash flow

“Free cash flow” is a non-IFRS that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines as net cash flow provided by operating activities less capital expenditures.

Management believes that the presentation of free cash flow is appropriate to provide additional information to investors on the Company's ability to operate without reliance on additional borrowing. Management further believes that its presentation of this non-IFRS financial measures provides information that is useful to investors because it is an important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to free cash flow as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended
	March 31,
	2026	2025
	$	$

Cash provided by operating activities	539,481	178,788

Capital expenditures
Fekola Mine	(47,085)	(64,003)
Goose Mine	(70,675)	(94,812)
Masbate Mine	(15,919)	(7,733)
Otjikoto Mine	(7,213)	(3,607)
Fekola Regional Property	(15,922)	(3,169)
Gramalote Project	(9,177)	(6,793)
Other exploration	(11,690)	(5,596)

Total capital expenditures	(177,681)	(185,713)

Free cash flow	361,800	(6,925)

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development, & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com